

March 29, 2012

Via E-mail

Lisa O'Dell Rapuano
Lane Five Capital
1122 Kenilworth Drive
Suite 313
Towson, MD 21204

> **Re:** **Ambassadors Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 21, 2012 by Lane Five Partners LP, Lane Five Capital**
> **Management LP, Lane Five Capital Management, LLC, Lane Five**
> **Partners GP LLC, Lisa O'Dell Rapuano, Peter H. Kamin and Sharon van**
> **Wyk**
> **File No. 000-33347**

Dear Ms. Rapuano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A – Preliminary Proxy Statement

General

1. Please include information as of the most reasonable practicable date. In this regard, please fill in all blanks and missing information. You may use brackets to indicate the information is subject to change. For example, please provide the information required by Item 4(b)(4) of Schedule 14A with respect to your expenses related to your solicitation of proxies.

2. Describe the provisions of the company's governing instruments which you believe permit you to call a vote on your proposal at the annual meeting. Describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions.

3. We note that this filing refers security holders to information that will be contained in the issuer's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

Background to the Solicitation

4. Clarify the material topics addressed in and the subject of the March 14, 2012 response letter provided by the company in response to Lane Five's March 7, 2012 demand for books and records under Section 220 of the Delaware General Corporation Law.

Proposal No. 1, Election of Directors

5. Please revise your disclosure about the nominees Mr. Kamin and Ms. Rapuano to state that each person is the beneficial owner of the securities held by the Group. We note your disclosure in the proxy statement that the Lane Five Group may be deemed to be in a group with Mr. Kamin pursuant to Rule 13d-5(b)(1).

6. Please revise to identify who the "Nominating Stockholder" is.

Facts about our Solicitation of Proxies

7. We note that you may employ various methods to solicit proxies, including mail, advertisement, facsimile, telephone, e-mail and in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

8. We note you have a placesaver for the total cost of the solicitation. Please also disclose the expenditures to date. Item 4(b)(4) of Schedule 14A.

Form of Proxy

9. Please revise the form of proxy to specifically state that the proxy is not solicited on behalf of the registrant's board of directors. Refer to Rule 14a-4(a)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions